Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated March 4, 2010
Relating to Prospectus dated September 17, 2009
Registration No. 333-161786

Term Sheet

for

Offering of Common Shares and Warrants

by

YM BioSciences Inc.

By reading the information contained within this document (this “Term Sheet”), the recipient agrees with YM BioSciences Inc. (“we”, “us” or the “Company”) to maintain in confidence such information, together with any other non-public information regarding us obtained from us, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc., Haywood Securities Inc. or our or their respective agents during the course of the proposed offering referred to below and to comply with the recipient’s obligations under applicable US and state securities laws.

We have filed a registration statement (Registration No. 333-161786), including a base prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this Term Sheet relates (the “Offering”). Before you make your investment decision, you should read the base prospectus in that registration statement (the “Base Prospectus”) and other documents we have filed with the SEC that are incorporated therein by reference for more complete information about us and the Offering. You may access these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Base Prospectus and any other offering documents if you request them by calling Roth Capital Partners, LLC at (800) 678-9147 or sending an e-mail to rothecm@roth.com.

TERM SHEET INFORMATION

Issuer:	YM BioSciences Inc., a corporation continued under the Nova Scotia Companies Act.

Securities Offered:
Aggregate of 14,583,000 units (“units”) of the Company, each unit consisting of one of the Company’s common shares (a “unit share”) and one half of one common share purchase warrant (a “warrant”). The warrants are not attached to the unit shares and the warrants and unit shares will separate and be separately transferable immediately on the closing of the Offering. There will be no minimum offering amount.

Warrants:
Each whole warrant will entitle the holder to purchase one of the Company’s common shares (a “warrant share”) at an exercise price of US$1.60 per warrant share, subject to adjustment, at any time beginning on the date that is six months following the closing date of the Offering (the “Closing Date”) until 5:00 p.m. (Toronto time) on the date that is five years following the Closing Date.  A summary of the warrants is attached as Exhibit A.

Purchase Price:	$1.20 per unit.

Use of Proceeds to Company:
The Company intends to use the net proceeds received from the sale of the securities to fund the Company’s drug development activities and for general corporate purposes, subject to certain restrictions on the use of proceeds from the sale of units to US purchasers as a result of US economic sanctions against Cuba.

Purchase and Closing Date:
The Company and each purchaser participating in the Offering (each a “Purchaser”) will be required to execute a Subscription Agreement.  It is expected that the closing of the Offering shall occur on or about March 10, 2010.

Recent Developments:	A summary of the Company’s recent developments is attached as Exhibit B.

Risk Factors:
An investment in the units involves a high degree of risk. See the disclosure relating to the risks affecting the Company attached as Exhibit C and set forth or incorporated by reference in the Base Prospectus and the documents filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Federal Income Tax Considerations:
Purchasing the securities may subject you to tax consequences both in the United States and Canada.  A summary of certain United States and Canadian federal income tax considerations is attached as Exhibit D. This Term Sheet, the Base Prospectus and the other offering documents may not describe these tax consequences fully.  You should read the tax discussion set forth in Exhibit D and the other offering documents fully and consult with your own tax advisers prior to investing in the units.

NYSE Amex Market Symbol:	YMI

Toronto Stock Exchange Market Symbol:	YM

Confidential Information:
The recipient of this Term Sheet and the materials attached hereto agrees with the Company, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under US and state securities laws.

Placement Agents:
The Company has engaged Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. to act as placement agents in connection with the Offering. The placement agents will receive an aggregate cash commission equal to 6% of the proceeds of the sale of units in the Offering and expense reimbursement of no more than an aggregate of $50,000.  In addition, the Company has granted the placement agents broker warrants exercisable at any time beginning on the date that is six months following the Closing Date until 5:00 p.m. (Toronto time) on the date that is five years following the date of the prospectuses relating to the Offering to purchase up to that number of common shares equal to 6% of the number of unit shares at an exercise price of $1.60 per share.  In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of the Offering exceed 8.0% of the maximum gross proceeds of the Offering.

EXHIBIT A

DESCRIPTION OF WARRANTS

Each purchaser of units will receive, for each unit purchased, one of our common shares and one half (1/2) of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one (1) common share at an exercise price of US$1.20 per common share (subject to adjustment). Each whole warrant will entitle the holder to purchase one of our common shares (a “warrant share”) upon payment of US$1.60, subject to adjustment as summarized below, at any time between the date that is six months following the date of the closing of the Offering until 5:00 p.m. (Toronto time) on the date that is five years following the closing of the Offering.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased in the Offering.  This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation.

Certificates representing the warrants forming part of the units will be issued on the closing of the Offering. The rights evidenced by the warrants may be exercised by the holder by providing to us at 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 the certificate representing the warrants and a duly completed subscription form together with either payment of the exercise price or notice of cashless exercise in accordance with the terms of the warrants.

The terms of the warrants will provide for adjustment in the number of warrant shares and/or the exercise price per warrant share upon the occurrence of certain events, including:

(i)
the declaration of a dividend or other distribution payable into common shares (or securities exchangeable for or convertible into common shares), other than dividends paid in the ordinary course (as used in this paragraph, “dividends paid in the ordinary course” means dividends declared payable on our common shares (whether in cash, securities, property or assets) in any fiscal year of the Company to the extent that such dividends do not exceed, in the aggregate, the greater of: (i) the aggregate value of dividends declared payable by the Company on our common shares in its immediately preceding fiscal year; (ii) the arithmetic mean of the aggregate value of dividends declared payable by the Company on our common shares in its three immediately preceding fiscal years; and (iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year (such consolidated net income to be computed in accordance with Canadian generally accepted accounting principles);

(ii)	the subdivision or change of our common shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of our common shares into a lesser number of shares;

(any of such events in paragraphs (i), (ii) or (iii) above being called a “Share Reorganization”)

(iv)
the issuance to all or substantially all of the holders of our common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the “current market price”, as defined in each certificate representing warrants, for our common shares on such record date (any such event being called a “Rights Offering”); and

(v)
the payment, issuance or distribution to all or substantially all of the holders of our common shares of (a) a dividend, (b) cash or assets (including  evidences of the Company’s indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for common shares), and such payment, issue or distribution does not constitute a “dividend paid in the ordinary course”, a Share Reorganization or a Rights Offering (each as defined above).

Each certificate representing the warrants will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events:

(i)	reorganization, reclassification or other change of common shares at any time outstanding or change of our common shares into other shares or into other securities (other than a Share Reorganization);

(ii)	consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity; or

(iii)
the transfer of all or substantially all of the undertaking or assets of the Company to another corporation or entity in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

No adjustment to the exercise price or the number of warrant shares will be required to be made unless the cumulative effect of the such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of warrant shares purchasable upon exercise by at least one warrant share, as the case may be.

The Company will also covenant in each certificate representing the warrants that, during the period in which the warrants are exercisable, it will give notice to each registered holder of warrants (each, a “warrantholder”) of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of warrant shares issuable upon exercise of the warrants, at least seven days prior to the record date or effective date, as the case may be, of such event.

No fractional common shares will be issuable upon the exercise of any warrants.  Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

EXHIBIT B

RECENT DEVELOPMENTS

On September 17, 2009, we announced that nimotuzumab had been approved for marketing in Mexico by CIMAB’s licensee in that country. (Nimotuzumab is licensed to our majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A.(“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology)).  We also announced that we had enrolled and treated the first two patients in our multinational randomized, double-blind trial evaluating nimotuzumab plus whole-brain radiation therapy (WBRT) against WBRT alone in patients with brain metastases from non-small cell lung cancer. The trial is designed to enrol approximately 88 patients over 12 months followed by a 12-month follow-up period and will likely include 12 investigational centers in Canada plus additional centers in other countries.

On October 26, 2009, the trading of our common shares on the Alternative Investment Market of the London Stock Exchange was terminated at our request. Our common shares had traded on AIM since 2002, but the majority of our shareholder base and liquidity now result from our Canadian and US listings. Therefore, we concluded that the additional costs associated with maintaining a listing on AIM were not justifiable given our North American-focused shareholder base.

On December 10, 2009, we announced the first results of a collaborative program with the National Research Council of Canada’s Biotechnology Research Institute (NRC-BRI). The program is a multi-target, parallel-discovery research project funded by us and NRC-BRI to develop our IntelliMab™ technology, a proprietary platform for generating new therapeutic antibodies that target cell surface receptors associated with cancer, uniquely optimized to produce efficacy with reduced toxicities. This collaboration has resulted in a number of antibodies that bind optimally to HER2/neu-over-expressing breast cancer cells while minimally binding to HER2 on normal cardiac cells.

On December 17, 2009, we announced the signing of an agreement with Therapure Biopharma Inc. pursuant to which Therapure will formulate and fill nimotuzumab into sterile vials in their aseptic GMP certified and Health Canada licensed fill suite in Mississauga, Canada. The final product will be utilized by us and our licensees, Daiichi Sankyo in Japan, Kuhnil in South Korea and Oncoscience AG in Europe, for all activities, and by Innogene Kalbiotech, our licensee in Southeast Asia, for global clinical trials. Implementation of the agreement will occur upon the finalization of an agreed arrangement with the Centre of Molecular Immunology in Cuba.

On January 4, 2010, we announced that Rogerio C. Lilenbaum, M.D., M.Sc., Director of Cancer Research and Director of the Thoracic Oncology Program at the Mt. Sinai Comprehensive Cancer Center, Miami Beach, Florida,  Minesh Mehta, M.D., a radiation oncologist and professor at the University of Wisconsin Medical School, and Roman Perez-Soler, M.D., Chairman of the Department of Oncology at Montefiore Medical Center, New York and Director of the Division of Medical Oncology and Professor of Medicine and Molecular Pharmacology at the Albert Einstein College of Medicine, together with two additional US oncologists, agreed to constitute a US consultative committee to us on the ongoing development of nimotuzumab, CYT387 and CYT997.

On January 11, 2010, we announced the results of a collaboration with researchers at the University of Toronto for the development of potent antibody-radionuclide conjugates for use in the treatment of cancer. The approach concluded its first series of proof-of-principle experiments.

On January 26, 2010, we announced that the FDA had advised us that we may now enrol patients at US clinical sites into two on-going randomized, double-blind Phase II trials of nimotuzumab. This follows the August 10, 2009 grant to our subsidiary, YM BioSciences USA Inc., of a license by the US Department of Treasury Office of Foreign Assets Control that lifted the limitation on the development of nimotuzumab in the US for patients with solid tumor cancers.

On January 29, 2010, we completed our acquisition of Cytopia Limited, an Australian public company based in Melbourne, Australia. The merger was completed pursuant to a scheme of arrangement under applicable Australian laws. Under the terms of the merger, we issued 7,276,688 common shares in exchange of all of the issued and outstanding ordinary shares of Cytopia Limited. In addition, Mr. Robert G.C. Watson, former Chairman of Cytopia Limited, has been appointed to our Board of Directors. Mr. Watson has over twenty years experience as an executive and director of large technology businesses.

On February 10, 2010, we announced that we have been granted two additional patents in the US for AeroLEF, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe acute pain. US patent numbers 7,648,981 and 7,648,982 extend the life of AeroLEF’s patent estate in the US to 2024. We also announced that AeroLEF’s patent estate has expanded to include other territories with the issuance of European patent number 1,603,533 and several patent allowances in China, India, Mexico and other territories.

On March 2, 2010, we made an announcement describing that certain US patents for nimotuzumab licensed to our majority-owned Canadian subsidiary, CIMYM, have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to us, the licensor, or the patent owner, the Center of Molecular Immunology (CIM). We have been advised by counsel that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB to CIMYM for numerous territories, including the US. We announced that we do not believe that this situation will have an impact on our continuing development of nimotuzumab in the US nor do we expect the development to be material to our business.

EXHIBIT C

RISK FACTORS

Investing in our common shares and warrants involves a high degree of risk. You should carefully consider the risks described below and set forth or incorporated by reference in the Base Prospectus and the documents filed by us with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before making an investment decision. You should also refer to the other information in the Base Prospectus, including information incorporated, or deemed to be incorporated, by reference in the Base Prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described in this Term Sheet or set forth or incorporated by reference in the Base Prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating To Our Business

We license products and technologies from Cuba.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect. The Offering will be considered a prohibited transaction if any portion of the proceeds is used in support of the Cuban licensed products and technologies related to nimotuzumab, a humanized monoclonal antibody targeting the epidermal growth factor receptor (EGFR), except for that portion of proceeds that may be used in compliance with the various licenses issued to YM USA by the US Treasury Department’s Office of Foreign Assets Control (OFAC) for activities related to permitted activities in the US.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States. However, because the sanctions prohibit persons subject to US jurisdiction from participating in financing transactions that would support the Cuban licensed products and technologies, the proceeds from the sale of our units to US purchasers will be used only to fund drug development activities that do not violate the terms of the Cuba sanctions.

Nevertheless, we cannot assure you that OFAC, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB, a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US 5,891,996 and 6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of Cytopia Limited will result in increased expenditures.

The acquisition of Cytopia Limited will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the Cytopia Limited products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

Risks Relating To This Offering

There can be no assurance as to the liquidity of the warrants or that a trading market for the warrants will develop.

There is currently no public market through which the warrants may be sold and we do not intend to apply for the listing of the warrants on any securities exchange. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the warrants.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named in the Base Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of the Offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from the Offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Term Sheet, we intend to use the net proceeds from the Offering to fund our drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our units to US purchasers. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in the Offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing the Offering, the actual public offering amount and net proceeds to us, if any, from the Offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information” on page 17 of the Base Prospectus.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US person holds our common shares or warrants, it would likely result in materially adverse US federal income tax consequences for such US person, including, but not limited to, any gain from the sale of our common shares and warrants would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US persons that hold common shares should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a PFIC, or that the we will supply such US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such common shares, except as otherwise provided in this Term Sheet or in the prospectuses related to the Offering. US persons that hold warrants are not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such warrants and stock received upon exercise of such warrants. The PFIC rules are extremely complex. A US person holding our common shares or warrants is encouraged to consult a tax adviser regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares and warrants.

EXHIBIT D

FEDERAL INCOME TAX CONSIDERATIONS

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material US federal income tax consequences applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of units acquired pursuant to the Offering, the acquisition, ownership, and disposition of unit shares acquired as part of the units, the exercise, disposition, and lapse of warrants acquired as part of the units, and the acquisition, ownership, and disposition of warrant shares received on exercise of the warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the acquisition of units pursuant to the Offering.  In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.  Each US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the US. Federal income tax considerations applicable to US Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY US FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A US HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS TERM SHEET. EACH US HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH US HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), US court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this Term Sheet.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the US federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares acquired pursuant to the Offering that is (a) an individual who is a citizen or resident of the US for US federal income tax purposes, (b) a corporation, or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “Non-US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares that is neither a US Holder nor a partnership.  This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Accordingly, a Non-US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that own units, unit shares, warrants or warrant shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) US Holders that acquired units, unit shares, warrants or warrant shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold units, unit shares, warrants or warrant shares other than as a capital asset within the meaning of Section 1221 of the Code or (g) US Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.  The summary also does not address the US federal income tax considerations applicable to US  Holders who are (a) US expatriates or former long-term residents of the US subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold, units, unit shares, warrants, or warrant shares in connection with carrying on a business in Canada; (d) persons whose units, unit shares, warrants, or warrant shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention.  US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisers.

If an entity that is classified as partnership (or “pass-through” entity) for US federal income tax purposes holds units, unit shares, warrants or warrant shares, the US federal income tax consequences applicable to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for US federal income tax purposes should consult their own tax adviser regarding the US federal income tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local, US federal estate and gift, US federal alternative minimum tax, or foreign tax consequences to US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Each US Holder should consult its own tax adviser regarding the US state and local, US federal estate and gift, US federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Federal Income Tax Consequences of the Acquisition of Units

For US federal income tax purposes, the acquisition by a US Holder of a unit will be treated as the acquisition of an “investment unit” consisting of two components: one unit share and one half of one warrant.  The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the US Holder.  This allocation of the purchase price for each unit will establish a US Holder’s initial tax basis for US federal income tax purposes in the unit share and one half of one warrant that comprise each unit.

For this purpose, we will allocate US$1.102 of the purchase price for each unit to the unit share and US$0.098 of the purchase price for each unit to the one half of one warrant.  However, the IRS will not be bound by our allocation of the purchase price for the units, and therefore, the IRS or a US court may not respect the allocation set forth above.  Each US Holder should consult its own tax adviser regarding the allocation of the purchase price for the units.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a US Holder’s holding period, the following sections will generally describe the US federal income tax consequences to US Holder’s of the acquisition, ownership, and disposition of units, unit shares, warrants or warrant shares.

PFIC Status

We generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation if it is on hand at the close of the taxable year, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will be subject to US federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of unit shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

We believe that we constituted a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year.  The determination of whether we (or a Subsidiary PFIC) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations.  In addition, whether we (or a Subsidiary PFIC) will be a PFIC for any tax year depends on our assets and income (and each Subsidiary PFIC) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Term Sheet.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year.  Each US Holder should consult its own tax adviser regarding our PFIC status and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the US federal income tax consequences to a US Holder of the purchase of units and the acquisition, ownership, and disposition of unit shares, warrants and warrant shares will depend on whether such US Holder is eligible to make and actually makes an election to treat us (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to unit shares or warrant shares.  A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares and (b) any excess distribution paid on the unit shares and warrant shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the unit shares and warrant shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares of a PFIC (including an indirect disposition of unit shares of a Subsidiary PFIC), and any excess distribution paid on such unit shares and warrant shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a US Holder) must be rateably allocated to each day of a Non-Electing US Holder’s holding period for the unit shares or warrant shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds unit shares, warrant shares or warrants, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  If we cease to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to unit shares and warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such unit shares and warrant shares were sold on the last day of the last tax year for which we were a PFIC.  No such election, however, may be made with respect to warrants.

Under proposed Treasury Regulations, if a US holder has an option, warrant, or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  Under rules described below, the holding period for the warrant shares will begin on the date a US Holder acquires the units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares.  Thus, a US Holder may have to account for warrant shares and unit shares under the PFIC rules and the applicable elections differently.  See discussion below under “QEF Election” and under “Market-to-Market Election”.

QEF Election

A US Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares.  However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such US Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us.  However, for any tax year in which we are a PFIC and has no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge.  If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the unit shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of unit shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for the unit shares in which we were a PFIC.  A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a US holder has an option, warrant or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock.  In addition, under proposed Treasury Regulations, if a US Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a US Holder of unit shares makes a QEF Election, such Election generally will not be treated as a timely QEF Election with respect to warrant shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such US Holder’s warrant shares.  However, a US Holder of warrant shares should be eligible to make a timely QEF Election if such US Holder elects in the tax year in which such warrant shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold for fair market value on the date such US Holder acquired them.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the warrants by a US Holder will be subject to the rules of Section 1291 of the Code discussed above.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A US Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed US federal income tax return for the tax year to which the election relates.  Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.  In order to comply with the requirements of a QEF Election, a US Holder must receive certain information from us.

We will make available to US Holders, upon their written request, timely and accurate information as to our company’s status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year we are a PFIC, provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  Because our company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, US Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply US Holders with information that such US Holders require to report under the QEF rules, in the event that our company is a PFIC and a US Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC.  With respect to Subsidiary PFICs for which we do not or the US Holders do not obtain the required information, US Holders will continue to be subject to the rules discussed above that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions. Each US Holder should consult his, her or its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the unit shares and warrant shares are marketable stock.  The unit shares and warrant shares generally will be “marketable stock” if the unit shares and warrant shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its unit shares generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for the unit shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the unit shares.

Any Mark-to-Market Election made by a US Holder for the unit shares will also apply to such US Holder’s warrant shares.  As a result, if a Market-to-Market Election has been made by a US Holder with respect to unit shares, any warrant shares received will automatically be marked-to-market in the year of exercise.  Because a US Holder’s holding period for warrant shares includes the period during which such US Holder held the warrants, a US Holder will be treated as making a Mark-to-Market Election with respect to its warrant shares after the beginning of such US Holder’s holding period for the warrant shares unless the warrant shares are acquired in the same tax year as the year in which the US Holder acquired its units.  Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which warrant shares are received.  However, the general mark-to-market rules will apply to subsequent tax years.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the unit shares and any warrant shares, as of the close of such tax year over (b) such US Holder’s tax basis in the unit shares and any warrant shares.  A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in the unit shares and any warrant shares, over (ii) the fair market value of such unit shares and any warrant shares (but only to the extent of the net amount of previously included income a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in the unit shares and warrant shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of unit shares and warrant shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the unit shares and warrant shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each US Holder should consult its own tax adviser regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to the unit shares and warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of unit shares and warrant shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which unit shares, warrants, or warrant shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a US Holder that uses unit shares, warrants or warrant shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such unit shares, warrants or warrant shares.

In addition, a US Holder who acquires unit shares, warrants or warrant shares from a decedent will not receive a “step up” in tax basis of such unit shares, warrants or warrant shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of unit shares, warrants and warrant shares.

US Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A US Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a warrant share (except if cash is received in lieu of the issuance of a fractional warrant share).  A US Holder’s initial tax basis in the warrant share received on the exercise of a warrant should be equal to the sum of (a) such US Holder’s tax basis in such warrant plus (b) the exercise price paid by such US Holder on the exercise of such warrant.  If, as anticipated, we are a PFIC, a US Holder’s holding period for the warrant share should begin on the date on which such US Holder acquired its units.

In certain limited circumstances, a US Holder may be permitted to undertake a cashless exercise of warrants into warrant shares. The US federal income tax treatment of a cashless exercise of warrants into warrant shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.  US Holders should consult their own tax advisers regarding the US federal income tax consequences of a cashless exercise of warrants.

Disposition of Warrants

A US Holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder’s tax basis in the warrant sold or otherwise disposed of.  As noted below under “Disposition of unit shares and warrant shares”, such gain or loss will generally be treated as “US source” for purposes of the US foreign tax credit calculations.  Any gain is expected to be subject to the rules of Section 1291 of the Code, as discussed above.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed above, upon the lapse or expiration of a warrant, a US Holder will recognize a loss in an amount equal to such US Holder’s tax basis in the warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a US Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such US Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).  (See more detailed discussion of the rules applicable to distributions made by us at “US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares, and Warrant Shares – Distributions on Unit Shares and Warrant Shares” below).

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

Distributions on Unit Shares and Warrant Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for US federal income tax purposes.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Unit Shares or warrant shares and thereafter as gain from the sale or exchange of such Unit Shares or warrant shares.  (See “ Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares” below).  However, we do not intend to maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by us with respect to the Unit Shares or warrant share will constitute ordinary dividend income. Dividends received on Unit Shares or warrant shares generally will not be eligible for the “dividends received deduction”.

In addition, dividends received on unit shares or warrant shares generally are expected not to be considered “qualified dividend income”, and thus will not be eligible for the preferential tax rates applicable to long-term capital gains.

Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Unit Shares or warrant shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such US Holder’s tax basis in such Unit Shares or warrant shares sold or otherwise disposed of. While gain or loss recognized on such sale or other disposition generally would be long-term capital gain or loss if, at the time of the sale or other disposition, the Unit Shares or warrant shares have been held for more than one year, the PFIC rules discussed above may render such gain ordinary income.

Gain or loss recognized by a US Holder on the sale or other taxable disposition of Unit Shares or warrant shares generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source.”  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Proceeds paid to a US Holder in foreign currency generally will be taxable as described below under “Receipt of Foreign Currency”.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the unit shares and warrant shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid.   This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income.  In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each US Holder should consult its own tax adviser regarding the foreign tax credit rules.

Subject to certain specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of unit shares or warrant shares, or on the sale, exchange or other taxable disposition of our unit shares, warrants or warrant shares generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time).  If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt.  A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes.  Each US Holder should consult its own US tax adviser regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Under US federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial.  US Persons who acquire units through the Offering and hold unit shares, warrants and warrant shares should consult with their own tax advisers regarding the requirements of filing information returns, and if applicable, any Mark-to-Market election or QEF election.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of the unit shares and warrant shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax.  However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS.  Each US Holder should consult its own tax adviser regarding the information reporting and backup withholding tax rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, Canadian counsel to us and Blake, Cassels & Graydon LLP, Canadian counsel to the placement agents, (collectively, “Counsel”) the following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of unit shares and warrants by a holder who acquires units pursuant to the Offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times deals at arm’s length and is not affiliated with YM or the placement agents and holds common shares of YM (“Common Shares”) and warrants as capital property. The Common Shares or warrants, as the case may be, will generally constitute capital property to a holder thereof unless the holder holds the Common Shares or warrants, as the case may be, in the course of carrying on a business or acquires the Common Shares or warrants in a transaction or transactions considered to be an adventure in the nature of trade.  Certain holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  The election under subsection 39(4) of the Tax Act does not apply to deem the warrants to be capital property. Holders contemplating such election should consult their own tax advisers for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iv) that reports its Canadian tax results in a currency other than Canadian currency; or (v) who holds or subsequently acquires Common Shares acquired on the exercise of a stock option or other agreement to issue or sell Common Shares to an employee of YM or of a corporation or mutual fund trust (as defined in the Tax Act) that does not deal with YM at arm’s length.

This summary is based upon the facts set out in the Base Prospectus and this Term Sheet, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares and warrants comprising the units. The income and other tax consequences of acquiring, holding and disposing of Common Shares and warrants will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, each prospective holder of units should obtain independent advice regarding the income tax consequences of investing in the Common Shares and warrants with reference to the holder’s own particular circumstances.

Currency

For the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of Common Shares and warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada for noon on the day such amount arose or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price

In acquiring units, holders will be acquiring ownership of the unit shares and warrants represented by such units.  The unit shares and warrants represented by units are separate properties and accordingly, holders will be required to allocate the purchase price paid for each unit between the unit share and the one half of one warrant comprising each unit on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For our purposes, we intend to allocate US$1.102 of the purchase price of each unit as consideration for the issue of each unit share and US$0.098 of the purchase price of each unit as consideration for the issue of one half of one warrant collectively comprising each unit.  While we consider this allocation to be reasonable, it is not binding on the CRA or the holder and Counsel express no opinion as to such allocation.

For purposes of determining the adjusted cost base to a holder of unit shares or warrants acquired at a particular time, the cost of the newly acquired unit shares or warrants, as the case may be, will be averaged with the adjusted cost base of all Common Shares or warrants, as the case may be, owned by the holder as capital property immediately before that time.

Holders Resident in Canada

The following part of this summary is applicable to a holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Canadian Holder”).

Exercise of warrants

The exercise of a warrant to acquire a warrant share will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Canadian Holder upon such an exercise. A Canadian Holder’s cost of a warrant share acquired on the exercise of a warrant will be the aggregate of the adjusted cost base to the Canadian Holder of such warrant and the exercise price paid for such warrant share.  The cost of any warrant share so acquired will be averaged with the adjusted cost base to the holder of all Common Shares held by the Canadian Holder as capital property immediately prior to such acquisition.

Disposition and expiry of warrants

A Canadian Holder who disposes of or is deemed to dispose of a warrant (not including an exercise of a warrant into a warrant share, as discussed above) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the warrant.  In the event of the expiry of an unexercised warrant, the Canadian Holder will realize a capital loss equal to the adjusted cost base to the Canadian Holder of such warrant.  The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder who is an individual will be included in the individual’s income and will generally be subject to the gross-up and the dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  To the extent we designate the dividends as “eligible dividends” in the prescribed manner, the Canadian Holder will be subject to the enhanced gross-up and dividend tax credit rules.

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Canadian Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share (other than a disposition on a purchase for cancellation by YM) will generally result in the Canadian Holder thereof realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of such share immediately before the disposition.  If the Canadian Holder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder must be included in computing the income of the Canadian Holder in the year of disposition.  One half of any capital loss (an “allowable capital loss”) realized generally must be applied to reduce taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) will be subject to an additional 6⅔% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to an alternative minimum tax under the Tax Act. Canadian Holders should consult their own advisers with respect to alternative minimum tax.

Holders Not Resident in Canada

The following part of this summary is generally applicable to a holder who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the Common Shares or warrants, comprising the units, in connection with carrying on a business in Canada (a “Non-Resident Holder”).  Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere; such insurers should consult their own tax advisers.

Taxation of Dividends on Common Shares

Amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of a dividend on the Common Shares will be subject to a Canadian withholding tax under Part XIII of the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention.  For example, under the Canada-United States Tax Convention (1980) (the “Canada-US Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-US Treaty, is generally reduced to 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock, in which case the rate is generally reduced to 5%).

Disposition of Common Shares or warrants

A Non-Resident Holder of Common Shares or warrants will not generally be subject to income tax under the Tax Act in respect of the disposition or deemed disposition of such shares or warrants, provided that the Common Shares or warrants, as the case may be, are not, and are not deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition.

Generally, Common Shares or warrants, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX and NYSE Amex) at that time; (ii) at no time during the sixty (60) month period immediately preceding the disposition of such shares or warrants did the Non-Resident Holder, either alone or together with one or more persons with whom the holder does not deal at arm’s length, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of YM’s capital stock; and (iii) the Common Shares or warrants, as the case may be, were not deemed under the Tax Act to be taxable Canadian property to the Non-Resident Holder.

In the event that the Common Shares or warrants constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares or warrants as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention, and the notification and purchaser withholding requirements under section 116 of the Tax Act may also apply in respect of the disposition.  Non-Resident Holders whose Common Shares or warrants may be taxable Canadian property should consult with their own tax advisers for advice having regard to their particular circumstances.